08031139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-67217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Martine Avenue
(No and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker & Rosenblatt, LLC
(Name – *if individual state last first, middle name*)

411 Hackensack Ave. (Address) Hackensack, (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2008
THOMSON REUTERS

SEC
Mail Processing
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APR 21 2008
Washington, DC
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R. Menn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2012

[Signature]
Signature

CEO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Capital Markets, Inc.
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2007

Stockholder's equity	$ 254,795
Non-allowable assets:	
Prepaid expenses and other assets	(19,369)
Net capital before haircuts	235,426
Haircuts on securities	-
Net capital	235,426
Minimum capital requirements of the greater of 6 23% aggregate indebtedness of $15,213 or $5,000	5,000
Excess net capital	$ 230,426
Ratio of aggregate indebtedness to net capital	.065 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	15 213
Total aggregate indebtedness	$ 15,213

Reconciliation of net capital:	
Net capital as reported in Company's unaudited part IIA of the Focus Report	$ 241,951
Audit adjustments relating to:	
Increase in accrued expenses	(6,524)
Rounding	(1)
Net capital per report pursuant to Rule 17a-5 (d)	$ 235,426

See the accompanying notes to the financial statements

FINRA
Financial Industry Regulatory Authority

April 11. 2008

Via Certified Mail
No 7007 1490 0002 3110 5619
Return Receipt Requested
Mr. David Menn, CEO
Madison Capital Markets, Inc.
424 Madison Avenue Suite 800
New York. New York 10017-1167

Dear Mr. Menn:

This acknowledges receipt of Madison Capital Markets, Inc. December 31, 2007 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

✓A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or Part IIA, if a material difference existed or if no material differences existed, a statement so stating SEC Rule 17a-5(d)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulations T.* We urge you to review the Rule with your independent accountant

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 25, 2008. Questions may be addressed to Alan Blumenthal, Principal Examiner, at (732) 596-2067.

Sincerely,

Michael Paulsen
Examination Manager

/vm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Assistant Director
Office of Financial Responsibility
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Alan Blumenthal, Principal Examiner

END